Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports First Quarter 2019 Unaudited Financial Results

(Beijing - May 15, 2019) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

•                  Net revenues were RMB18,356.2 million (US$2,735.2 million), an increase of 29.5% compared to the first quarter of 2018.

•                  Online game services net revenues were RMB11,850.2 million (US$1,765.7 million), an increase of 35.3% compared to the first quarter of 2018.

•                  E-commerce net revenues were RMB4,789.3 million (US$713.6 million), an increase of 28.3% compared to the first quarter of 2018.

•                  Advertising services net revenues were RMB438.6 million (US$65.3 million), a decrease of 5.1% compared to the first quarter of 2018.

•                  Innovative businesses and others net revenues were RMB1,278.1 million (US$190.4 million), an increase of 5.0% compared to the first quarter of 2018.

•                  Gross profit was RMB8,091.0 million (US$1,205.6 million), an increase of 35.9% compared to the first quarter of 2018.

•                  Total operating expenses were RMB4,681.6 million (US$697.6 million), a decrease of 1.4% compared to the first quarter of 2018.

•                  Net income attributable to the Company’s shareholders was RMB2,382.1 million (US$354.9 million). Non-GAAP net income attributable to the Company’s shareholders was RMB3,017.0 million (US$449.5 million).[1]

•                  Diluted earnings per ADS were US$2.75; non-GAAP diluted earnings per ADS were US$3.48.[1]

First Quarter 2019 and Recent Operational Highlights

•                  Sustained steady performances of flagship titles, such as Fantasy Westward Journey and New Westward Journey Online series with new expansion packs released.

•                  Delivered strong performances from top titles including Night Falls: Survival, Onmyoji and Invincible.

•                  Expanded the registered users of Minecraft in China to more than 200 million.

•                  Broadened footprint beyond Chinese mainland and deepened global reach:

•                  Launched Night Falls: Survival and Cyber Hunter in Japan in April, both of which consecutively topped Japan’s iOS download chart for several days.

•                  Knives Out remained popular in Japan and topped the iOS grossing chart in March and May.

•                  Identity V reached Japan’s top 5 iOS grossing chart for the first time in April.

•                  Furthered plans to launch Ancient Nocturne in Japan and Korea this year.

•                  Advanced pipeline with upcoming titles including BuildTopia, Sky, Love is Justice, Fantasy Westward Journey 3D, Xuan Yuan Sword: Dragon upon the Cloud and Ages of Isle.

•                  Improved efficiency in e-commerce business with operational restructuring, which included revamping warehouse logistics operations, product navigation and pricing.

“We are pleased to begin the year with a strong quarter. Our total net revenues grew robustly by 30% and our net income more than tripled year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Online game services revenues continued to grow steadily with the support of a diversified portfolio and impressive performances from all of our leading titles. In the spirit of Chinese New Year and Lantern Festival, we rolled out a number of updates that celebrated our traditional culture and resonated strongly with our game players. We also made further progress on international fronts, with Night Falls: Survival and Cyber Hunter making strong debuts in Japan. After a few years of hard work, the NetEase brand is now widely recognized in not only MMORPG, but also in a broad range of non-MMORPG categories, both in China and internationally.

“Our heightened emphasis on online games, e-commerce, advertising, online education and music allows us to sharpen our focus on areas where we see the most potential for sustainable, long-term growth. During the first quarter, we made a series of structural optimizations to hone these core growth segments. Thanks to the effective execution of our teams, we are already seeing early success with this strategy, which directly resulted in a considerable increase in our profits in the first quarter. We remain focused on improving efficiency and increasing our return on investment across these primary business lines, where we can continue to create additional value for our stakeholders and partners,” Mr. Ding concluded.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders and non-GAAP diluted earnings per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

First Quarter 2019 Financial Results

Net Revenues

Net revenues for the first quarter of 2019 were RMB18,356.2 million (US$2,735.2 million), compared to RMB19,844.3 million and RMB14,173.0 million for the preceding quarter and the first quarter of 2018, respectively.

Net revenues from online game services were RMB11,850.2 million (US$1,765.7 million) for the first quarter of 2019, compared to RMB11,019.6 million and RMB8,761.2 million for the preceding quarter and the first quarter of 2018, respectively. Mobile games accounted for approximately 72.1% of net revenues from online game services for the first quarter of 2019, compared to 69.7% and 71.8% for the preceding quarter and the first quarter of 2018, respectively.

Net revenues from e-commerce were RMB4,789.3 million (US$713.6 million) for the first quarter of 2019, compared to RMB6,678.7 million and RMB3,732.5 million for the preceding quarter and the first quarter of 2018, respectively.

Net revenues from advertising services were RMB438.6 million (US$65.3 million) for the first quarter of 2019, compared to RMB760.5 million and RMB462.0 million for the preceding quarter and the first quarter of 2018, respectively. The top performing advertising verticals in the first quarter of 2019 were real estate, automobile and internet services sectors.

Net revenues from innovative businesses and others were RMB1,278.1 million (US$190.4 million) for the first quarter of 2019, compared to RMB1,385.5 million and RMB1,217.3 million for the preceding quarter and the first quarter of 2018, respectively.

Gross Profit/(Loss)

Gross profit for the first quarter of 2019 was RMB8,091.0 million (US$1,205.6 million), compared to RMB7,657.5 million and RMB5,953.6 million for the preceding quarter and the first quarter of 2018, respectively.

The quarter-over-quarter increase in online game services gross profit was primarily due to increased revenues from mobile games such as Night Falls: Survival and Invincible. The year-over-year increase in online game services gross profit was primarily due to increased revenues from mobile games such as Night Falls: Survival, Knives Out and Identity V, as well as certain PC-client games such as Justice.

The quarter-over-quarter increase in e-commerce gross profit was primarily due to seasonality with larger-scale promotions and certain sales discounts in the fourth quarter of 2018. The year-over-year increase in e-commerce gross profit was primarily due to the increased sales volume of Kaola and Yanxuan as well as improved procurement and operation processes.

The quarter-over-quarter decrease in advertising services gross profit was primarily due to seasonality. The year-over-year decrease in advertising services gross profit was primarily due to decreased revenue contribution based on the evolving competitive macro-environment, and increased expenses related to staff and content purchases.

The quarter-over-quarter increase in innovative businesses and others gross loss was primarily due to seasonality with lower revenues generated from Cloud Music and NetEase CC, a live video streaming platform, as well as higher copyright costs. The year-over-year increase in innovative businesses and others gross loss was primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher gross margins, and partially offset by improving economies of scale of Cloud Music.

Gross Profit/ (Loss) Margin

Gross profit margin for online game services for the first quarter of 2019 was 63.7%, compared to 62.8% and 62.1% for the preceding quarter and the first quarter of 2018, respectively. The quarter-over-quarter and year-over-year increases in gross profit margin were mainly due to increased revenues while certain costs related to the Company’s online game services were fixed.

Gross profit margin for e-commerce for the first quarter of 2019 was 10.2%, compared to 4.5% and 9.5% for the preceding quarter and the first quarter of 2018, respectively. The quarter-over-quarter increase in gross profit margin was primarily due to seasonality with larger-scale promotions and certain sales discounts in the fourth quarter of 2018. The year-over-year increase in e-commerce gross profit margin was primarily due to increased sales volume of Kaola and Yanxuan as well as improved procurement and operation processes.

Gross profit margin for advertising services for the first quarter of 2019 was 49.5%, compared to 66.3% and 59.0% for the preceding quarter and the first quarter of 2018, respectively. The quarter-over-quarter decrease in advertising services gross profit margin was primarily due to seasonality. The year-over-year decrease in advertising services gross profit margin was primarily due to decreased revenue contribution based on the evolving competitive macro-environment, and increased expenses related to staff and content purchases.

Gross loss margin for innovative businesses and others for the first quarter of 2019 was 13.1%, compared to 5.2% and 9.9% for the preceding quarter and the first quarter of 2018, respectively. The quarter-over-quarter increase in gross loss margin was primarily due to seasonality with lower revenues generated from Cloud Music and NetEase CC, as well as higher copyright costs. The year-over-year increase in gross loss margin was primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher gross profit margins, and partially offset by improving economies of scale of Cloud Music.

Operating Expenses

Total operating expenses for the first quarter of 2019 were RMB4,681.6 million (US$697.6 million), compared to RMB5,412.3 million and RMB4,746.6 million for the preceding quarter and the first quarter of 2018, respectively. The quarter-over-quarter decrease in operating expenses was mainly due to decreased marketing expenditures related to online game services and e-commerce, as well as decreased shipping and handling costs, and partially offset by increased staff related costs. The year-over-year decrease in operating expenses was mainly due to decreased marketing expenditures related to online game services, partially offset by increased staff related costs. Shipping and handling costs included in selling and marketing expenses for the first quarter of 2019 were RMB404.6 million (US$60.3 million), compared to RMB572.5 million and RMB325.8 million for the preceding quarter and the first quarter of 2018, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB1,269.0 million (US$189.1 million) for the first quarter of 2019, compared to RMB919.7 million and RMB282.7 million for the preceding quarter and the first quarter of 2018, respectively. The effective tax rate for the first quarter of 2019 was 34.0%, compared to 34.0% and 26.0% for the preceding quarter and the first quarter of 2018, respectively.

Net Income After Tax

Net income attributable to the Company’s shareholders for the first quarter of 2019 totaled RMB2,382.1 million (US$354.9 million), compared to RMB1,697.7 million and RMB751.9 million for the preceding quarter and the first quarter of 2018, respectively. Non-GAAP net income attributable to the Company’s shareholders for the first quarter of 2019 totaled RMB3,017.0 million (US$449.5 million), compared to RMB2,359.6 million and RMB1,337.2 million for the preceding quarter and the first quarter of 2018, respectively.

During the first quarter of 2019, the Company had a net foreign exchange loss of RMB45.4 million (US$6.8 million), compared to net foreign exchange losses of RMB27.1 million and RMB375.1 million for the preceding quarter and the first quarter of 2018, respectively. The changes in foreign exchange losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods, as well as certain foreign currency transactions.

NetEase reported basic and diluted earnings per ADS of US$2.77 and US$2.75, respectively, for the first quarter of 2019. The Company reported basic and diluted earnings per ADS of US$1.98 and US$1.96, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$0.85 each for the first quarter of 2018. Non-GAAP basic and diluted earnings per ADS were US$3.51 and US$3.48, respectively, for the first quarter of 2019, compared to non-GAAP basic and diluted earnings per ADS of US$2.75 and US$2.73, respectively, for the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$1.52 and US$1.51, respectively, for the first quarter of 2018.

Quarterly Dividend

The board of directors has approved a dividend of US$0.69 per ADS for the first quarter of 2019, which is expected to be paid on June 7, 2019 to shareholders of record as of the close of business on May 31, 2019.

NetEase paid a dividend of US$0.48 per ADS for the fourth quarter of 2018 on March 15, 2019.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2019, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB51,853.1 million (US$7,726.4 million), compared to RMB50,064.3 million as of December 31, 2018. Cash flow generated from operating activities was RMB3,386.6 million (US$504.6 million) for the first quarter of 2019, compared to RMB5,935.4 million and RMB1,905.0 million for the preceding quarter and the first quarter of 2018, respectively.

Share Repurchase Program

On November 15, 2017, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2017. On June 11, 2018, the Company announced that its board of directors approved an amendment to expand the authorized repurchase amount to US$2.0 billion. As of November 15, 2018, the last day of such program, the Company had repurchased approximately 4.6 million ADSs for approximately US$1,178.5 million under this program.

On November 14, 2018, the Company also announced that its board of directors had approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2018. As of March 31, 2019, no ADSs had been repurchased under this program.

Under the terms of the current approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1. The extent to which NetEase repurchases its ADSs will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by NetEase’s management team. The repurchase program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.7112 on March 29, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 29, 2019, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective as of December 31, 2018, the Company renamed its “e-mail and others” segment to “innovative businesses and others” to better articulate the businesses included in this segment, there’s no change to the business mix included in this segment.  The Company now reports four reporting segments: online game services, e-commerce, advertising services and innovative businesses and others, and retrospectively revised prior period segment information to conform to current period presentation.

Impact of the Recently Adopted Major Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02 “Leases” as amended, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new standard effective January 1, 2019 on a modified retrospective basis and did not restate comparative periods. The Company recognized approximately RMB861.5 million as total right-of-use assets as well as total lease liabilities for the operating leases on its consolidated balance sheet as of January 1, 2019. The Company recognized RMB747.4 million and RMB763.2 million as total right-of-use assets and total lease liabilities, respectively, for the operating leases on its consolidated balance sheet as of March 31, 2019. Right-of-use assets are included in other long-term assets, and lease liabilities are included in accrual liabilities and other payables and other long-term payables respectively based on payment terms on the consolidated balance sheet. Other than the foregoing, the Company does not expect the new standard to have a material impact on the net assets of the Company’s consolidated financial statements.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 7:30 p.m. Eastern Time on Wednesday, May 15, 2019 (Beijing/Hong Kong Time: 7:30 a.m., Thursday, May 16, 2019). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-929-477-0448, 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 7691549#. The replay will be available through May 29, 2019. This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, e-commerce businesses and advertising services, as well as a variety of other innovative businesses. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that NetEase’s affiliates will not be able to continue operating Minecraft or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its online game, e-commerce and other innovative businesses; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	5,389,198	4,132,058	615,696
Time deposits	32,900,287	33,252,706	4,954,808
Restricted cash	4,817,340	5,113,030	761,865
Accounts receivable, net	4,288,500	5,070,886	755,586
Inventories,net	5,017,823	4,277,632	637,387
Prepayments and other current assets	4,627,797	5,382,188	801,970
Short-term investments	11,674,775	14,418,356	2,148,402
Total current assets	68,715,720	71,646,856	10,675,714

Non-current assets:
Property, equipment and software, net	5,378,560	5,432,244	809,430
Land use right, net	3,502,569	3,549,448	528,884
Deferred tax assets	1,064,295	967,499	144,162
Time deposits	100,000	50,000	7,450
Other long-term assets	8,206,784	9,793,274	1,459,243
Total non-current assets	18,252,208	19,792,465	2,949,169
Total assets	86,967,928	91,439,321	13,624,883

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	2,384,818	2,949,296	439,459
Salary and welfare payables	2,991,897	2,436,531	363,054
Taxes payable	2,272,023	3,209,566	478,240
Short-term loans	13,658,554	14,134,554	2,106,114
Deferred revenue	7,953,255	8,349,947	1,244,181
Accrued liabilities and other payables	5,848,463	5,149,503	767,300
Total current liabilities	35,109,010	36,229,397	5,398,348

Long-term payable:
Deferred tax liabilities	393,681	600,433	89,467
Other long-term payable	53,656	503,178	74,976
Total liabilities	35,556,347	37,333,008	5,562,791

Redeemable noncontrolling interests	5,385,736	5,526,052	823,407

Total NetEase, Inc.’s equity	45,231,636	47,768,218	7,117,687
Noncontrolling interests	794,209	812,043	120,998
Total shareholders’ equity	46,025,845	48,580,261	7,238,685

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	86,967,928	91,439,321	13,624,883

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)

Net revenues	14,172,990	19,844,275	18,356,157	2,735,152

Cost of revenues	(8,219,412)	(12,186,817)	(10,265,194)	(1,529,562)

Gross profit	5,953,578	7,657,458	8,090,963	1,205,590

Selling and marketing expenses	(2,490,868)	(2,405,349)	(1,695,392)	(252,621)
General and administrative expenses	(796,820)	(851,573)	(820,120)	(122,202)
Research and development expenses	(1,458,947)	(2,155,409)	(2,166,123)	(322,762)
Total operating expenses	(4,746,635)	(5,412,331)	(4,681,635)	(697,585)

Operating profit	1,206,943	2,245,127	3,409,328	508,005

Other income:
Investment income, net	80,771	46,484	155,795	23,214
Interest income, net	165,459	167,296	173,600	25,867
Exchange losses, net	(375,094)	(27,103)	(45,394)	(6,764)
Other, net	9,416	276,568	38,904	5,797

Income before tax	1,087,495	2,708,372	3,732,233	556,119
Income tax	(282,687)	(919,674)	(1,268,959)	(189,081)

Net income after tax	804,808	1,788,698	2,463,274	367,038
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(49,710)	(54,604)	(68,783)	(10,249)
Net income attributable to noncontrolling interests	(3,199)	(36,395)	(12,373)	(1,844)
Net income attributable to the Company’s shareholders	751,899	1,697,699	2,382,118	354,945

Basic earnings per share	0.23	0.53	0.74	0.11
Basic earnings per ADS	5.73	13.27	18.57	2.77
Diluted earnings per share	0.23	0.53	0.74	0.11
Diluted earnings per ADS	5.68	13.18	18.43	2.75

Weighted average number of ordinary shares outstanding, basic	3,281,948	3,199,277	3,206,194	3,206,194
Weighted average number of ADS outstanding, basic	131,278	127,971	128,248	128,248
Weighted average number of ordinary shares outstanding, diluted	3,308,240	3,220,724	3,231,321	3,231,321
Weighted average number of ADS outstanding, diluted	132,330	128,829	129,253	129,253

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	804,808	1,788,698	2,463,274	367,038
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	366,436	676,020	587,342	87,517
Fair value changes and impairment losses of short-term investments, investments in associated companies, other long-term investments and other financial instruments	(47,931)	(88,012)	(158,461)	(23,611)
Share-based compensation cost	585,655	662,280	635,198	94,648
Allowance for/ (reversal of) provision for doubtful debts	55,544	(2,090)	(18,319)	(2,730)
(Gains)/ losses on disposal of property, equipment and software	(1,261)	(640)	2,738	408
Unrealized exchange losses	394,651	1,675	46,028	6,858
Gains on disposal of long-term investments, business and subsidiaries	(37,382)	(175,957)	(11,978)	(1,785)
Deferred income taxes	26,826	(133,369)	303,547	45,230
Net equity share of losses from associated companies	10,960	17,643	17,483	2,605
Changes in operating assets and liabilities:
Accounts receivable	(888,205)	283,044	(773,799)	(115,300)
Inventories	353,869	1,273,230	740,191	110,292
Prepayments and other current assets	(838,855)	209,737	(867,742)	(129,298)
Accounts payable	(22,254)	(188,464)	560,129	83,462
Salary and welfare payables	(230,401)	310,915	(555,379)	(82,754)
Taxes payable	492,999	430,123	937,352	139,670
Deferred revenue	935,171	593,199	396,692	59,109
Accrued liabilities and other payables	(55,653)	277,410	(917,722)	(136,744)
Net cash provided by operating activities	1,904,977	5,935,442	3,386,574	504,615

Cash flows from investing activities:
Purchase of property, equipment and software	(670,133)	(412,766)	(422,648)	(62,977)
Proceeds from sale of property, equipment and software	2,975	973	3,820	569
Purchase of intangible assets, content and licensed copyrights	(401,295)	(635,495)	(851,560)	(126,886)
Purchase of land use right	—	(31,759)	—	—
Net change in short-term investments with terms of three months or less	(1,372,886)	(2,619,634)	(40,255)	(5,998)
Purchase of short-term investments with terms over three months	(1,624,000)	(2,940,000)	(4,890,000)	(728,633)
Proceeds from maturities of short-term investments with terms over three months	1,722,295	5,333,016	2,311,322	344,398
Placement/rollover of matured time deposits	(5,910,677)	(19,933,370)	(16,596,540)	(2,472,962)
Proceeds from maturities of time deposits	7,332,776	13,349,755	15,959,459	2,378,034
Investment in associated companies and other long-term investments	(115,383)	(393,801)	(392,016)	(58,412)
Proceeds from disposal of long-term investments and business	—	—	208,682	31,095
Net change in other assets	(31,891)	50,860	(31,529)	(4,698)
Net cash used in investing activities	(1,068,219)	(8,232,221)	(4,741,265)	(706,470)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans with terms over three months	9,256	25,000	15,000	2,235
Payment of short-term bank loans with terms over three months	(9,505)	—	—	—
Net proceeds in short-term loans with terms of three months or less	3,096,009	16,163	741,113	110,429
(Repurchase of)/ capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders, net	(455,000)	3,216,112	68,611	10,223
Repurchase of shares	(2,328,028)	(61,574)	—	—
Dividends paid to shareholders	(315,511)	(399,374)	(413,589)	(61,627)
Net cash (used)/ provided in financing activities	(2,779)	2,796,327	411,135	61,260

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(35,862)	(14,517)	(17,894)	(2,666)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	798,117	485,031	(961,450)	(143,261)
Cash, cash equivalents and restricted cash, beginning of the period	8,691,246	9,721,507	10,206,538	1,520,822
Cash, cash equivalents and restricted cash, end of the period	9,489,363	10,206,538	9,245,088	1,377,561

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	451,043	419,555	537,825	80,138
Cash paid for interest expense	39,736	98,528	108,664	16,191
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	327,030	409,222	318,078	47,395

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	8,761,247	11,019,553	11,850,184	1,765,732
E-commerce	3,732,474	6,678,673	4,789,330	713,632
Advertising services	462,017	760,538	438,569	65,349
Innovative businesses and others	1,217,252	1,385,511	1,278,074	190,439
Total net revenues	14,172,990	19,844,275	18,356,157	2,735,152

Cost of revenues:
Online game services	(3,316,189)	(4,094,688)	(4,299,345)	(640,622)
E-commerce	(3,376,328)	(6,378,827)	(4,299,159)	(640,595)
Advertising services	(189,543)	(256,014)	(221,268)	(32,970)
Innovative businesses and others	(1,337,352)	(1,457,288)	(1,445,422)	(215,375)
Total cost of revenues	(8,219,412)	(12,186,817)	(10,265,194)	(1,529,562)

Gross profit/ (loss):
Online game services	5,445,058	6,924,865	7,550,839	1,125,110
E-commerce	356,146	299,846	490,171	73,037
Advertising services	272,474	504,524	217,301	32,379
Innovative businesses and others	(120,100)	(71,777)	(167,348)	(24,936)
Total gross profit	5,953,578	7,657,458	8,090,963	1,205,590

Gross profit/ (loss) margin:
Online game services	62.1%	62.8%	63.7%	63.7%
E-commerce	9.5%	4.5%	10.2%	10.2%
Advertising services	59.0%	66.3%	49.5%	49.5%
Innovative businesses and others	(9.9)%	(5.2)%	(13.1)%	(13.1)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.7112 on the last trading day of March 2019 (March 29, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	188,563	207,158	200,696	29,905
Operating expenses
- Selling and marketing expenses	28,725	31,819	28,852	4,299
- General and administrative expenses	199,128	201,404	203,725	30,356
- Research and development expenses	169,239	221,899	201,925	30,088

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	751,899	1,697,699	2,382,118	354,945
Add: Share-based compensation	585,321	661,859	634,837	94,594
Non-GAAP net income attributable to the Company’s shareholders	1,337,220	2,359,558	3,016,955	449,539

Non-GAAP basic earnings per share	0.41	0.74	0.94	0.14
Non-GAAP basic earnings per ADS	10.19	18.44	23.52	3.51
Non-GAAP diluted earnings per share	0.40	0.73	0.93	0.14
Non-GAAP diluted earnings per ADS	10.11	18.32	23.34	3.48

The accompanying notes are an integral part of this press release.